MIND CTI Reports Results for Q3 2012

Yoqneam, Israel, November 6, 2012 — MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions, today announced results for the third quarter of 2012.

The following will summarize our business in the third quarter of 2012 and provide a more detailed review of the financial results for the quarter. Full financial results can be found in the Investors section www.mindcti.com/investor/PressReleases.asp and in our Form 6-K.

Financial Highlights

•	Revenues were $4.71 million, compared with $4.63 million in the third quarter of 2011 and $5.29 million in the second quarter of 2012.
•	Operating income was $1.15 million, or 24% of revenue, compared with $992 thousand in the third quarter of 2011.
•	Net income was $1.25 million or $0.07 per share, compared with $891 thousand in the third quarter of 2011 or $0.05 per share.
•	Cash flow from operating activities was $181 thousand.
•	One new customer and multiple follow-on orders.
•	Cash position of $17.93 million on September 30, 2012.

Revenue Distribution for Q3 2012

Sales in the Americas represented 57.7%, sales in Europe represented 27.7% and sales in Israel represented 8.7% of total revenue.

Revenue from customer care and billing software totaled $3.58 million, while revenue from enterprise call accounting software was $1.13 million.

Revenue from licenses was $1.1 million, or 23.2% of total revenue, while revenue from maintenance and additional services was $3.61 million, or 76.8%.

New Win

The new win is with a customer that is a well-known global technology leader who selected MIND’s PhonEX ONE Call Accounting solution, to support the global roll out of Cisco Telephony providing management reports on network utilization, general telephony traffic and costs throughout its worldwide organization. PhonEX ONE was chosen after a long selection process mainly as a result of its wealth of configurable reports and flexible functionality as well as its close integration with Cisco equipment. This win adds to a previously announced major global implementation with another worldwide technology leader. MIND has a proven record of providing a centralized call accounting solution that can successfully monitor and report on large size global deployments.

Monica Iancu, MIND CEO, commented: “As we previously announced, mainly due to consolidation of platforms at existing customers, some agreements were not renewed in 2012 and we feel the negative impact on our revenues and profitability.

As we support a more comprehensive functionality, our projects become more complex and the risk of on-time and on-budget implementation increases. The customers that implement larger size deals conduct lengthy and complex processes and our cost increases as the length of the complete process increases. We need to support each opportunity during the time required for the customer to determine their specifications and the time required for the customer to build up their network infrastructure and of course through the deployment and the first few months after going live. At the same time, competition is intense and the pricing for each project needs to be modest in order to win.

As always we focus on our targets: satisfied customers, successful project implementations, winning new business and profitability. "

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world. A global company, with over twelve years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

Follow MIND on Twitter @mindcti

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2012	2011
	(Unaudited)	(Audited)
	U.S. $ in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$13,532	$13,866
Short term bank deposits	3,902	4,275
Available for sale securities	-	409
Accounts receivable:
Trade	1,702	1,763
Other	227	271
Prepaid expenses	138	51
Deferred cost of revenues	543	1,056
Deferred taxes	192	192
Inventories	29	29
Total current assets	20,265	21,912

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Available for sale securities	494	473
Severance Pay Fund	1,265	1,213
Deferred cost of revenues	-	28
Deferred taxes	85	85
PROPERTY AND EQUIPMENT, net of accumulated depreciation
and amortization	703	880
GOODWILL	5,430	5,430
Total assets	$28,242	$30,021

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$183	$749
Other	1,551	1,214
Deferred revenues	2,584	2,950
Total current liabilities	4,318	4,913
LONG TERM LIABILITIES :
Deferred revenues	658	633
Employee rights upon retirement	1,558	1,456
Total liabilities	6,534	7,002

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	30,118	*30,057
Accumulated other comprehensive income	7	(70)
Differences from translation of foreign currency financial statements of a subsidiary	(1,036)	(1,149)
Treasury shares	(2,363)	*(2,400)
Accumulated deficit	(5,072)	(3,473)
Total shareholders’ equity	21,708	23,019
Total liabilities and shareholders’ equity	$28,242	$30,021

* Certain comparative figures have been reclassified to conform to the current year presentation.

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31,
	2012	2011	2012	2011	2011
	(Unaudited)				(Audited)
	U.S. $ in thousands
	(except per share data)

Revenues	$15,255	$13,970	$4,709	$4,627	$19,245
Less: stock- based compensation granted to a customer	-	332	-	-	332
	15,255	13,638	4,709	4,627	18,913
Cost of revenues	6,358	4,540	1,577	1,477	6,476
Gross profit	8,897	9,098	3,132	3,150	12,437
Research and development expenses	3,435	3,595	1,109	1,211	4,673
Selling and marketing expenses	1,147	1,421	405	469	1,995
General and administrative expenses	1,321	1,325	470	478	1,834
Operating income	2,994	2,757	1,148	992	3,935
Financial income (expenses) - net	191	327	167	(76)	171
Income before taxes on income	3,185	3,084	1,315	916	4,106
Income tax expense (benefit)	279	64	68	25	(185)
Net income	$2,906	$3,020	$1,247	$891	$4,291

Earning per ordinary share:
Basic and diluted	$0.15	$0.16	$0.07	$0.05	$0.23

Weighted average number of ordinary shares used in computation of earnings per ordinary share -
in thousands:

Basic	18,763	18,662	18,775	18,727	18,679

Diluted	18,838	18,847	18,864	18,812	18,803

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months		Three months		Year ended
	ended September 30		ended September 30		December 31,
	2012	2011	2012	2011	2011
	(Unaudited)				(Audited)
	U.S. $ in thousands
Cash flows from operating activities:
Net income	$2,906	$3,020	$1,247	$891	$4,291
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	212	222	67	72	295
Financial loss (income) from available for sale securities	(3)	19	-	-	47
Deferred income taxes, net	-	-	-	-	(277)
Accrued severance pay	130	(90)	48	(51)	(138)
Capital loss (gain) on sale of property and equipment - net	2	(19)	9	-	(19)
Employees share-based compensation expenses	61	44	19	11	61
Stock- based compensation granted to a customer (deducted from revenues)	-	332	-	-	332
Realized loss on sale of available for sale securities	24	-	-	-	61
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	61	(86)	(368)	19	(168)
Other	90	(129)	96	(8)	(167)
Decrease (increase) in prepaid expenses and deferred charges	454	(275)	(48)	(261)	(705)
Decrease in inventories	-	-	-	-	1
Increase (decrease) in accounts payable and accruals:
Trade	(570)	73	(375)	(8)	505
Other	335	159	57	23	(22)
Increase (decrease) in deferred revenues	(345)	(471)	(571)	(378)	288
Net cash provided by operating activities	3,357	2,799	181	310	4,385

Cash flows from investing activities:
Purchase of property and equipment	(113)	(217)	(13)	(48)	(401)
Purchase of available for sale securities	-	(2,505)	-	(500)	(2,505)
Sale of available for sale securities	444	-	-	-	1,445
Severance pay funds	(80)	140	(36)	37	191
Decrease (Increase) in deposits, net	408	(1,223)	(1,549)	(712)	(1,393)
Proceeds from sale of property and equipment	76	79	37	-	79
Net cash provided by (used in) investing activities	735	(3,726)	(1,561)	(1,223)	(2,584)

Cash flows from financing activities:
Employee stock options exercised and paid	37	398	5	1	399
Dividend paid	(4,505)	(5,968)	-	-	(5,968)
Net cash used in financing activities	(4,468)	(5,570)	5	1	(5,569)

Translation adjustments on cash and Cash equivalents	42	74	23	(12)	52
Increase (decrease) in cash and cash equivalents	(334)	(6,423)	(1,352)	(924)	(3,716)
Balance of cash and cash equivalents at beginning of period	13,866	17,582	14,884	12,083	17,582
Balance of cash and cash equivalents at end of period	$13,532	$11,159	$13,532	$11,159	$13,866